VIA EDGAR

June 6, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Sunesis Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed May 7, 2014

File No. 333-195779

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Filing”) to become effective at 4:00 p.m., Eastern Time, on June 10, 2014, or as soon thereafter as is practicable.

In connection with this request, the undersigned registrant hereby acknowledges that:

(i)	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(ii)	the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(iii)	the registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Eric H. Bjerkholt

Eric H. Bjerkholt

Executive Vice President, Corporate Development and

Finance, Chief Financial Officer and Corporate Secretary

cc:	Daniel N. Swisher, Jr., Sunesis Pharmaceuticals, Inc.

Mehdi Khodadad, Cooley LLP